UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 12-19-02

03005009

January 10, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-10-2003

Shelley J. Dropkin
Senior Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Citigroup by Arthur A. Gavitt. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Arthur A. Gavitt
EPS X-13910
P.O. Box 02-5261
Miami, FL 33102-5261

Citigroup Inc.
425 Park Avenue
New York, NY 10043

December 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of Mr. Arthur A. Gavitt (the "Proponent")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rules 14a-8(i)(7) and Rule 14a-8(i)(4), promulgated under the Act.

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy if it "deals with a matter relating to the company's ordinary business operations."

Rule 14a-8(i)(4) provides that a proposal may be omitted if it "is designed to result in a personal benefit to the proponent or to further a personal interest, which is not shared by other shareholders at large."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

cc: Mr. Arthur A. Gavitt

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by Mr. Arthur A. Gavitt (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2003 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 15, 2003.

The Proposal mandates that the Company offer free banking services, including but not limited to checking accounts, check printing, account maintenance, and overdraft protection, to individuals and joint owners of more than 500 shares of Citigroup common stock. A substantively identical proposal was submitted by the Proponent in 2001, and on January 16, 2002, the staff of the Securities and Exchange Commission (the "Staff") granted Citigroup's petition to omit pursuant to Rule 14a-8(i)(7). That proposal and the Staff's ruling are annexed as Exhibit B.

It is Citigroup's belief that the Proposal may be omitted again pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(4). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(4) provides that a proposal may be omitted if it is designed to result in a personal benefit to the proponent "or to further a personal interest, which is not shared by the other shareholders at large."

THE PROPOSAL MAY BE OMITTED BECAUSE IT DEALS WITH PRICING AND DISCOUNT POLICIES FOR CITIGROUP'S FINANCIAL SERVICES, A MATTER WHICH RELATES TO THE CONDUCT OF CITIGROUP'S ORDINARY BUSINESS OPERATIONS

The Proposal mandates that all shareholders that beneficially own more than 500 shares of Citigroup common stock "shall qualify for certain free, no charge services by Citibank." Establishing pricing and discount policies for the numerous financial services offered by Citigroup subsidiaries relates to Citigroup's ordinary business operations, and therefore, may be omitted pursuant to Rule 14a-8(i)(7).

The Proposal does not merely recommend that the Company offer free banking services, but mandates in great detail which shareholders would qualify for such free services. For example, the Proposal expressly limits qualification to overdraft protection and free checking account services to individual stockholders of more than 500 shares who also own a Citibank Visa or Mastercard and have a properly verified excellent credit history.

Determining pricing and discount policies for the many financial products and services it offers is integral to the Company's banking and credit card businesses. Indeed, formulating such determinations are core management decisions.

There is ample support to exclude the Proposal based on Rule 14a-8(i)(7), as the Staff has consistently declined to recommend enforcement action against companies that omitted stockholder proposals dealing with matters of a mundane nature, such as pricing and discount policies. See e.g., Citigroup Inc. (January 16, 2002) annexed at Exhibit B. Citigroup submits that such matters are fundamental to management's ability to run a company on a day-to-day basis.

In General Electric Company (December 30, 1999), the Staff did not recommend enforcement action against a company that omitted a proposal, pursuant to Rule 14a-8(i)(7), calling for it to offer stockholders discounts on the Company's products.

Similarly, in Chevron Corporation (February 22, 1999), the Staff did not recommend enforcement action against a company that omitted a proposal, pursuant to Rule 14a-8(i)(7), calling for the company to establish a discount-pricing program for certain shareholders. There, shareholders "of a meaningful amount of stock in the Company who are regular customers" would pay the same prices for Chevron gas no matter where it was purchased, notwithstanding price variations in different locations.

Similarly, the Proposal at issue infringes upon Citigroup management's core function of determining pricing and discounts for its products and services. Pricing and discount policies are formulated in the ordinary course of the Company's business operations, and therefore, this Proposal may be omitted under Rule 14a-8(i)(7).

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(4) AS IT IS DESIGNED TO RESULT IN A PERSONAL BENEFIT AND FURTHER A PERSONAL INTEREST OF THE PROPONENT, WHICH BENEFIT AND INTEREST ARE NOT SHARED BY OTHER CITIGROUP SHAREHOLDERS AT LARGE

The Proposal expressly seeks to provide a monetary benefit to individual or joint owners of more than 500 shares of the Company's stock. The Proponent claims to be the beneficial owner of 2000 shares, so he would be part of a discrete group of stockholders eligible to receive the benefit. By the express terms of the Proposal, Citigroup stockholders who own 500 shares or less would not qualify for the monetary benefits of free banking services advocated in the Proposal nor would the many institutional stockholders of Citigroup stock qualify for such benefits. Moreover, the benefits of free checking services and overdraft protection would accrue only to those who also hold Citibank Visa and/or Mastercards with a verified excellent credit history.

The Commission has determined that it will continue reviewing arguments predicated on Rule 14a-8(i)(4) on a case-by-case basis (Rel. No. 34-40018). Citigroup submits that a plain reading of the Proposal clearly reveals that it is intended to secure a benefit to the Proponent and a discrete group of other stockholders, and such benefit would not be shared with the Company's stockholders at large. Therefore, the proposal may be omitted under Rule 14a-8(i)(4).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8 (i)(4).

EXHIBIT A

August 1, 2002

Citigroup Incorporated
153 East 53rd. Street
New York City, New York 10043
Attention: Mr. Sanford Weill, Chairman

Dear Mr. Weill: **SHARE OWNER PROPOSAL**

I, Arthur A. Gavitt, individually own 1000 shares of Citigroup Common Stock, and jointly own an additional 1000 shares of Citigroup Common Stock. All shares outlined are held by Waterhouse Securities, inc. in account(s) identified, as account number(s) 356-25383, 417-27000, 417-27001, 417-26999.

Many banks in the United States, offer discounted or free services to share owners of the banks stock. As a Citibank Master Card Holder, I noted the currently published charges being stated to card holders. No exceptions are offered to those of us who have invested in Citigroup Stock, and no recognition is offered to share owners, who receive the same charges, as non owners of Citigroup stock, or in fact to owners of Citibank itself. share owners invest large sums of money in Citigroup Stock, with ownership risk, and as owners of Citigroup Stock, and owners of Citibank itself, we should receive certain benefits offered to employees, and officers of the Corporation. share owners endorse the bank to associates, friends, and businesses they deal with. Therefore, I as owner and/or representing the 2000 shares as stipulated above, respectfully offer the following share owner proposal.

All individual and jointly held share owners of Citigroup Common Shares in excess of 500 shares, shall qualify for certain free, no charge services by Citibank. These free services shall include, but not be limited to the following:

1. No charge checking services, that will include, no cost check printing and no cost account maintenance by Citigroup. Also, those share owners so qualifying shall have the availability of overdraft protection, up to a pre-determined amount, based on an amount of cash moneys, that are made available to the Share owner of a Citibank Visa and/or Master Card. The share owner must have a Citibank Visa and/or Master Card credit card with a verified excellent credit history, as indicated by TRW, Equifax, or any recognized credit verification Company.

2. As support to the no charge checking account, the share owner must qualify and hold a Citibank Visa and/or Master Card, with no annual fee charged by Citibank. All credit card purchases however, will be subject to a special low interest rate. Which will be based on the most current published prime rate, plus 2%. No late payment exception will be made to a share owner, who must pay late fees, based on the late fee schedule applicable to non share owners.

SUBMITTED THIS 1ST. DAY OF AUGUST 2002 BY:

ARTHUR A. GAVITT

COPY; SECURITIES & EXCHANGE COMMISSION

February 25, 2001

EXHIBIT B

Citigroup Incorporated
153 East 53rd. Street
New York City, New York 10043
Attention: Mr. Sanford Weill, Chairman

Dear Mr. Weill:

SHARE OWNER PROPOSAL

I, Arthur A. Gavitt, individually own 1000 shares of Citigroup Common Stock, and jointly own an additional 700 shares of Citigroup Common Stock All shares outlined are held by Waterhouse Securities, Inc.

Many banks in the United States, offer discounted or free services to share owners of the banks stock. As a Citibank Master Card Holder, I noted the currently published charges being stated to card holders. No exceptions are offered to those of us who have invested in Citigroup Stock, and no recognition is offered to share owners, who receive the same charges, as non owners of Citigroup stock, or in fact to us, owners of Citibank itself. Share owners invest large sums of money in Citigroup Stock, with the inherent risk associated with such ownership, and as owners of Citigroup Stock, and owners of Citibank itself, we should receive similar benefits offered to employees, and officers of the Corporation. Share owners endorse the bank to associates, friends, and businesses they deal with. Therefore, myself, as an owner and/or representative of the 1700 shares as stipulated above, respectfully offer the following share owner proposal, to be presented to all share owners, prior to the next annual meeting, for endorsement by all share owners

All individual and jointly held share owners of Citigroup Common Shares in excess of 500 shares, shall qualify for certain free, no charge services by Citibank These free services shall include, but not be limited to the following

1. No charge checking services, that will include, no cost check printing and no cost account maintenance by Citigroup. Also, those share owners so qualifying shall have the availability of overdraft protection, up to a pre-determined amount, based on an amount of cash moneys, that are made available to the Share owner of a Citibank Visa and/or Master Card. The share owner must have a Citibank Visa and/or Master Card credit card with a verified excellent credit history, as indicated by TRW, or any recognized credit verification Company.

2. As support to the no charge checking account, the share owner must qualify and hold a Citibank Visa and/or Master Card (credit line of at least $15,000) with no annual fee charged by Citibank

SUBMITTED THIS 26TH DAY OF FEBRUARY, 2001 BY

ARTHUR A GAVITT

COPY, SECURITIES & EXCHANGE COMMISSION

January 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup, Inc.
Incoming letter dated December 10, 2001

The proposal mandates that Citigroup offer free banking services to holders of more than 500 shares of Citigroup common stock.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations (i.e., discount pricing policies). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases of omission upon which Citigroup relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

The proposal mandates that Citigroup offer free banking services to holders of more than 500 shares of Citigroup common stock

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations (i.e., discount pricing policies). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Citigroup relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor